1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated Aug 10, 2005

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2005/08/10

Chunghwa Telecom Co., Ltd.

By:	/s/ Hank H. C. Wang
Name:	Hank H. C. Wang
Title:	Senior Managing Director
Finance Department

Exhibit

Exhibit	Description
1	Announcement on 2005/07/08: Chunghwa Telecom announced its revenue of NT$15.55 billion for Jun. 2005.

2	Announcement on 2005/07/22: Chunghwa Telecom’s supplements on Annual Report 2004

3	Announcement on 2005/07/22: Correction of the subject of today’s material information

4	Announcement on 2005/08/04: Ministry of Transportation and Communications to sell Chunghwa’s stake via domestic offering on August 9, 2005

5	Announcement on 2005/08/09 : July 2005 sales

6	Announcement on 2005/08/10 : Chunghwa Telecom Secondary Offering of 135.1 million ADRs at US$18.98 per ADS

7	Announcement on 2005/08/10: Chunghwa Telecom announced its revenue of NT$15.52 billion for July 2005

EXHIBIT 1

Chunghwa Telecom announced its revenue of NT$15.55 billion for Jun. 2005.

Date of events: 2005/07/08

Contents:

1.	Date of occurrence of the event: 2005/07/08

2.	Cause of occurrence: Chunghwa Telecom’s revenue for June 2005 was NT$15.55 billion. For the first six months of 2005, the internal figures for accumulative income from operations was NT$28.7 billion, net income was NT$24.2 billion, and EPS was NT$2.51.

3.	Countermeasures: None.

4.	Any other matters that need to be specified: None.

EXHIBIT 2

Chunghwa Telecom’s supplements on Annual Report 2004

Date of events: 2005/07/22

Contents:

1.	Date of occurrence of the event: 2005/07/22

2.	Cause of occurrence: Chunghwa Telecom’s supplements on Annual Report 2004

On page 45, specifying that there was no “Remark” for the three important contracts.

On page 84, supplementing item 5 and declaring there was no cash turnover crisis happened in the past years and in this year up to the printed date of the Annual Report.

On page 92, revising the title of item 6 to be “Risk Management and Assessment for The Past Years and for This Year up to The Printed Date of The Annual Report.

3.	Countermeasures: None.

4.	Any other matters that need to be specified: None.

EXHIBIT 3

Correction of the subject of today’s material information

Date of events: 2005/07/22

Contents:

1.	Date of occurrence of the event: 2005/07/22

2.	Cause of occurrence: the subject of today’s material information should be “Chunghwa Telecom’s supplements on Annual Report 2004” instead of “To announce that revision has been made on the record date for distribution of the Company’s earnings for year 2004 “

3.	Countermeasures: None.

4.	Any other matters that need to be specified: None.

EXHIBIT 4

Ministry of Transportation and Communications to sell Chunghwa’s stake via domestic offering on August 9, 2005

Date of events: 2005/08/04

Contents:

1.	Date of occurrence of the event: 2005/08/04

2.	Cause of occurrence: The Ministry of Transportation and Communications is going to sell shares of Chunghwa Telecom via the method of “modified after-market auction” with the spirit of “citizen offering”. The domestic offering is to sell the shares with discount price, in order to benefit all citizens and reach the goal of dispersing the shares to the public. The price discount is estimated to be over 6%.

3.	Countermeasures: None.

4.	Any other matters that need to be specified:

1.	Shares offered: 3%, about 290,000,000 shares.

2.	Offering method: modified after-market auction, retail investor enjoys the priority to be allocated at least 1,000 shares and no more than 3,000 shares; only the remaining part will be allocated to institutional investor. Each institutional investor will be allocated no more than 29,000,000 shares. Overseas Chinese and foreign investors are not eligible to subscribe.

3.	Subscription method: Investors should phone their securities agents for subscription and no guarantee is needed.

4.	Bid-winning: bidders who bid over floor price will be able to close the deal with floor price and be settled after two business days and be entitled to receive NT$4.7 cash dividend per share.

EXHIBIT 5

Chunghwa Telecom

Aug 9, 2005

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of July 2005

1)	Sales volume (NT$ Thousand)

Period	Items	2005	2004	Changes	%
July	Invoice amount	18,033,187	18,395,924	- 362,737	-1.97%
Jan -July	Invoice amount	122,054,686	122,606,683	- 551,997	-0.45%
July	Net sales	15,524,582	15,193,205	331,377	2.18%
Jan -July	Net sales	105,243,664	106,010,106	- 766,442	-0.72%

EXHIBIT 6

Chunghwa Telecom Secondary Offering of 135.1 million ADRs at US$18.98 per ADS

Date of events: 2005/08/10

Contents:

1.	Date of occurrence of the event: 2005/08/10

2.	Cause of occurrence: Chunghwa Telecom announced after the close of trading in New York on August 9, 2005 that the Company’s secondary offering of 135.1 million American Depositary Shares (ADRs) which is equivalent to 1,351,000,000 common shares, by the Ministry of Transportation and Communications of the Republic of China (“MOTC”) was priced at US$18.98 per ADS. The offering price of US$18.98 per ADS is equivalent to NT$60.67 per common share. This offering accounts for 14% of Chunghwa’s total share, together with the 3% shares sold via domestic after-market auction yesterday, MOTC’s holding for Chunghwa has lowered down to below 50%.

3.	Countermeasures: None.

4.	Any other matters that need to be specified: None.

EXHIBIT 7

Chunghwa Telecom announced its revenue of NT$15.52 billion for July 2005.

Date of events: 2005/08/10

Contents:

1.	Date of occurrence of the event: 2005/08/10

2.	Cause of occurrence: Chunghwa Telecom’s revenue for July 2005 was NT$15.52 billion. For the first seven months of 2005, the accumulated revenues were NT$105.2 billion, internal figures for accumulative net income were NT$28.6 billion, and EPS was NT$2.96.

3.	Countermeasures: None.

4.	Any other matters that need to be specified: None.

b	Trading purpose : None